UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of December 2020
Commission File No. 001-36675
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FIAT CHRYSLER AUTOMOBILES N.V.
(Translation of Registrant’s Name Into English)

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25 St. James’s Street
London SW1A 1HA
United Kingdom
Tel. No.: +44 (0)20 7766 0311
(Address of Principal Executive Offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7): ☐

The following exhibit shall be deemed to be incorporated by reference in the Registration Statement on Form F-4 (File No. 333-240094) of Fiat Chrysler Automobiles N.V. and related prospectus filed pursuant to Rule 424(b)(3) on November 23, 2020, and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished:
Exhibit 99.1    Press release issued by Fiat Chrysler Automobiles N.V. dated December 18, 2020.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 18, 2020	FIAT CHRYSLER AUTOMOBILES N.V.

	By:	/s/ Richard K. Palmer
Name: Richard K. Palmer
Title: Chief Financial Officer and Director

Index of Exhibits

Exhibit
Number    Description of Exhibit

99.1        Press release issued by Fiat Chrysler Automobiles N.V. dated December 18, 2020.